82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

31st May, 2004

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

Dear Sirs,

We write to advise that the Company has been allotted today, 25,29,65,338 fully paid up Equity Shares of Rs.10/- each of Ansal Hotels Limited (AHL), on conversion of loan and outstandings due from AHL. As a consequence, AHL has become a subsidiary of the Company with effect from 31st May, 2004.

Yours faithfully,
ITC Limited

(R. K. Singh)
Deputy Secretary

dw 6/30

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

RECEIVED
2004 JUN -8 A 8:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

31st May, 2004

The Secretary
The National Stock Exchange of India Ltd.
"Exchange Plaza"
Bandra Kurla Complex
Bandra (E)
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Dy. General Manager
Corporate Relationship Deptt.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotund Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11 Second Line Beach
Chennai 600 001

Dear Sirs,

ITC Employee Stock Option Scheme

We write to advise that under the Company's Employee Stock Option Scheme, the Compensation Committee of the Board of Directors (Board) at its meeting held on 28th May, 2004 granted Options to the eligible employees of the Company and that of the Company's subsidiary companies. Further, the Board at its meeting held the same day also granted Options to the Non-Executive Directors of the Company.

Brief details of the Options granted are as follows:

Number of Options granted	:	8,57,208 Options
Number of Ordinary Shares covered by the Options granted	:	8,57,208 Ordinary Shares of Rs. 10/- each.
Exercise Price	:	Rs. 880.45 per Option.
Vesting Period	:	1 to 3 years from the date of grant of Options.
Exercise Period	:	To commence from the date of vesting and to expire at the end of five years from the date of grant.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.